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02003548

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21890


RECEIVED
MAR 0 4 2002
143
PROCESSING
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
OCHSENHAUT & CO.,INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 W. 98th Street, Suite 6B
(No. and Street)

New York (City) New York (State) 10025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harvey Ochsenhaut (917) 863-3129
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz, Ernest S.
(Name — *if individual, state last, first, middle name*)

17 Fernwood Lane (Address) Roslyn (City) N.Y. (State) 11576 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CARL OCHSENHAUT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OCHSENHAUT & CO., INC., as of December 31, XX2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNEST S. KATZ P.C.
CERTIFIED PUBLIC ACCOUNTANT
17 FERNWOOD LANE, ROSLYN, NEW YORK 11576
516-627-3109

The Board of Directors
Ochsenhaut & Co.,Inc.

I have examined the statements of financial condition of Ochsenhaut & Co.,Inc. as of December 31,2001, and the related statements of income and retained earnings, and the computation of net capital under S.E.C. Rule 15c3-1 and the reconciliation of net capital pursuant of S.E.C. Rule 15a-5(d)(4) as of December 31, 2001. My examination was made in accordance with generally accepted auditing standards and accordingly included a review of the procedures for safeguarding securities and the procedures followed in making such tests thereof as I considered necessary in the circumstances and I found no material inadequacies therein. Since all customer transactions are cleared through another broker-dealer on a fully disclosed basis, regulatory provisions relating to quarterly security counts, physical possession or control of customer securities, prompt payment requirements or Regulation T and the computation of deposit requirements under S.E.C. Rule 15c3-3 do not apply.

In my opinion, the accompanying statements present fairly the financial position of Ochsenhaut & Co.,Inc. at December 31, 2001 and the results of its operations for the period Jan. 1, 2001 to December 31, 2001 in conformity with generally accepted accounting principles applied on a consistent basis.

February 12, 2002



ERNEST S. KATZ P.C.
CERTIFIED PUBLIC ACCOUNTANT
17 FERNWOOD LANE, ROSLYN, NEW YORK 11576
516-627-3109

The Board of Directors
Ochsenhaut & Co., Inc.

Gentlemen:

I have examined the financial statements of Ochsenhaut & Co.,Inc. for the year ended December 31, 2001, and have issued my report thereon dated February 12, 2002. As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures followed by the Company in making the periodic computations of minimum net capital requirements under Rule 17a-3(a)(11).

Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weekness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of their auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use of disposition and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance that the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally my management either with respect to the execution and recording of transactions or with respect to estimated and judgments required in the preparation of financial statements

Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My examination of the financial statements made in accordance with generally accepted auditing standards, including the study and evaluation of the Company's system of internal accounting control for the year ended December 31,2001, that was made for the purposes set forth in the first paragraph of this report, would not necessarily disclose all weaknesses in the system because it was based on selective tests of accounting records and related data. However, such study and evaluation disclosed no conditions that I believe to be material weaknesses. In addition, no facts came to my attention that would indicate that conditions of the exemption from Rule 15c-3-3(k)(2)(b) had not been compiled with during the period.

In the light of the foregoing comment, I declare that I found no material inadequacies in your accounting system internal accounting control and procedures for safeguaring securities. Further, that no material differences existed between our computation of your net capital, and your corresponding amended Focus Report Part II A filing.

I hereby attest that the requirements prescribed by the Securities and Exchange Commission for audit, under authority of Rule 17a-5, have been observed by me in the conduct of my examination.

Respectfully submitted,



ERNEST S. KATZ

New York, N.Y.
February 12, 2002

OCHSENHAUT & CO., INC.
NOTES TO STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. Accounting Practices

   Securities transactions (and related commission revenue and expense) are recorded on settlement date basis, generally the fifth business day following the transaction date.

2. Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, the Company is required to maintain a minimum net capital, as defined under such provisions, or $5,000.00 or if larger, one fifteenth of aggregate indebtedness as defined. Net capital and aggregate indebtedness fluctuate from day-to-day but, at December 31, 2001, the Company's net capital exceeded such capital requirements by $57,960 and the ratio of aggregate indebtedness $400, to net capital $50,641 was approximately .1 to 1000.0.

3. The officer/shareholder loans to the Company are subordinated to claims of creditors.

4. On May 1, 1996, the shareholder had elected to treat the Company as a small business corporation for income tax purposes as provided in Section 1362 Internal Revenue Code and applicable state statutes. As such, the corporation income or loss and credits are passed through to the shareholder and combined with their other personal income and deductions to determine taxable income on their individual tax returns.



ERNEST S. KATZ

OCHSENHAUT & CO.,INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
Cash in bank and on hand		46,660
Receivable from brokers & dealers		11,800
Loan receivable - employee		18,757
TOTAL ASSETS		77,217
LIABILITIES & STOCKHOLDERS' EQUITY		
Accrued N.Y.S.Franchise Tax		100
Accrued N.Y.C. General Corporation Tax		300
Loans from Shareholders - subordinated		26,176
TOTAL		26,576
STOCKHOLDERS' EQUITY		
Common Stock - $1.00 par value		
a) authorized 5,000 shares		
b) issued 413 shares	413	
Retained earnings	116,228	
	116,641	
Less: 206 Common Shares in Treasury - at cost	66,000	
TOTAL STOCKHOLDERS EQUITY		50,641
TOTAL LIABILITIES & STOCKHOLDERS EQUITY		77,217

The accompanying notes are an integral part of these financial statements.

OCHSENHAUT & CO.,INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE		
Floor Brokerage Income		165,553
EXPENSES		
Employee Compensation and Benefits	115,000	
Other Expenses	54,637	
TOTAL EXPENSES		169,637
Operating (Loss)		(4,084)
Interest Income		292
Net (Loss)		(3,792)
Retained Earnings, Beginning of Year		120,020
Total		116,228
Retained Earnings, End of Year		116,228

The accompanying notes are an integral part of these financial statements.

OCHSENHAUT & CO.,INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FROM JANUARY 1, 2001 TO DECEMBER 31, 2001

Common Stock issued and outstanding January 1, 2001 (413)	413
Retained Earnings, Beginning	120,020
Net (Loss) for the year ended December 31, 2001	(3,792)
	116,641
Less: 206 Common Shares in Treasury - at cost	66,000
Stockholders' Equity - December 31, 2001	50,641

The accompanying notes are an integral part of these financial statements.

OCHSENHAUT & CO.,INC.
COMPUTATION OF NET CAPITAL
UNDER S.E.C.RULE 15c-3-1

Stockholders equity - per statement of financial condition	50,641
Less: Non-allowable assets: Loan Receivable - Employees	18,757
Net Capital	31,884
Less: Minimum net capital required (5,000 or 1/15 of aggregate	5,000
Net Capital in Excess of Minimum Requirement	26,884

AGGREGATE INDEBTEDNESS

Accrued Taxes Payable	400
	400
1/15 of aggregate	30

The accompanying notes are an integral part of these financial statements.

OCHSENHAUT & CO INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:			
NET LOSS, PER INCOME STATEMENT		$ (3,792)	
DEDUCT:			
INCREASE IN ACCOUNTS RECEIVABLE	$ 800		
DECREASE IN CURRENT LIABILITIES	1,370	$ 2,170	
NET CASH FLOW FROM OPERATING ACTIVITIES			$ (5,962)
CASH FLOWS FROM FINANCING ACTIVITIES:			
ADD:			
INCREASE IN STOCKHOLDERS' LOANS	$ 13,421		
DECREASE IN OTHER ASSETS	3,700	$ 17,121	
NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES			$ 17,121
INCREASE IN CASH			$ 11,159
CASH AT THE BEGINNING OF THE YEAR			35,501
CASH AT THE END OF THE YEAR			$ 46,660

SEE ACCOUNTANT'S COMPILATION REPORT
ERNEST S. KATZ, CPA, PC